

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2020

Robert Rivers
Chief Executive Officer and Chairman of the Board of Directors
Eastern Bankshares, Inc.
265 Franklin Street
Boston, MA 02110

> **Re: Eastern Bankshares, Inc.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed July 24, 2020**
> **File No. 333-239251**

Dear Mr. Rivers:

 We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 18, 2020 letter.

Amendment No. 1 to Form S-1 Filed July 24, 2020

Recent Developments
Our Borrowers, page 52

1.   We note the table added on page 52 and request additional clarity in your response as to where the data was drawn from and how the data correlates to other June 30, 2020 financial information included in the filing. For example, the table appears to relate to modified loans as a result of the COVID-19 pandemic; however the table references a total loan balance of $1,136.5 million, which does not correlate to modified loans discussed in the narrative discussion preceding the table, which references $946.1 million modified loans through June 30, 2020. Additionally, the columns for loan exposure,

number of borrowers, and COVID-19 modification % are not clearly defined. Please revise your next amendment to more clearly describe the data included in this table and the origin of the data so as to be useful for potential investors and users of the financial statements.

You may contact David Irving at 202-551-3321 or Sharon Blume at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Julia Griffith at 202-551-3267 or John Dana Brown at 202-551-3859 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance